UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

APPLIX INC

Common Stock

Cusip #038316105

Bradley D. Fire

10512 S. Highland Lane

Olathe, KS  66061

(913) 780-1020

 December 3, 2002

If the filing person has previously filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Sections 240.13d-1(e),  240.13d-1(f) or 240.13d-1(g), check
the following box | X |.

CUSIP No. ....038316105 ....

1.
    Names of Reporting Person.: Bradley D. Fire I.R.S. Identification Nos. of
      above persons (entities
only).

    2.
Check the Appropriate Box if a Member of a Group

(a)
............................................................................................................................................................

(b)
............................................................................................................................................................

3.
    SEC Use Only
............................................................................................................................................

4.
Source of Funds: (See Instructions): PF

5.
Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) .........

6.
Citizenship or Place of Organization: United States

    Number of Shares Beneficially Owned
by Each Reporting Person With

7.
Sole Voting Power: 1,514,879

8.
    Shared Voting Power: 0

9.
Sole Dispositive Power: 1,514,879

10.
Shared Dispositive Power: 0

11.
    Aggregate Amount Beneficially Owned by Each Reporting
Person: 1,514,879

12.
    Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (N/A)

13.
Percent of Class Represented by Amount in Row (9): 12.3%

14.
Type of Reporting Person: IN

Item 1.

(a)
Name of Issuer Applix, Inc.

(b)
Address of Issuer's Principal Executive Offices 289 Turnpike Road, Westboro, MA 01581

Item 2.  Identity and Background

(a) Name of Person Filing
Bradley D. Fire

(b) Residence
10512 S. Highland Lane, Olathe KS  66061

(c) Occupation
I currently co-own and operate a horse stable with my wife, Dawn Fire.  The address of our business is

Peeper Ranch
9100 Cedar Niles Rd.
Lenexa, KS  66061
http://www.peeperranch.com

I received a Bachelor of Science in Electrical and Computer Engineering from Rice University in 1993 and retired from my software development career in 2000.

(d) Criminal Disclaimer
I have not, during the last five years, been convicted in a criminal proceeding.

(e) Civil Disclaimer
I have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship
United States

Item 3. Source and Amount of Funds or Other Consideration

I have used personal funds to acquire 1,514,879 Applix shares on the open market during 1999-2002.

Item 4. Purpose of the Transaction

I originally acquired my Applix stock as a passive investment.  However, I have recently become convinced that Applix's present management and board have made and continue to make poor business decisions which have resulted in, and will continue to result in, a substantial drop in performance and stock value. Accordingly, I now plan to become more involved with Applix.  I believe that Applix is tremendously undervalued due to a chronic neglect of its TM1 product, and that the value can be unlocked through a new management team, board of directors, and strategic direction.    I believe that the global TM1 opportunity, if properly exploited, will turn the company around through increased revenues, profits and share price.

On October 16 and 17, 2002, I met with Applix's board and requested that the board appoint me, as Applix's largest shareholder, as a director to fill the board vacancy created when Jit Saxena resigned. The board declined to appoint me as a director at that time, and I believe the board does not intend to appoint me at a later time.

I plan to continue to discover available information regarding Applix. I have had communications with many companies which sell Applix products and with others who have information about Applix, and I plan to continue those communications.

I plan to identify and communicate with other major Applix shareholders regarding Applix's management and board, and I will encourage them to contact me as well.

I tentatively plan to promote the election of myself and another person, whom I have not yet selected, as Applix directors at the May 2003 annual shareholders meeting to replace the two existing Class III directors whose terms will end at that time.

I also tentatively plan to promote adoption by the shareholders at the May 2003 shareholders meeting of resolutions: (a) which substantially decrease the minimum number of shares (now 80% of all outstanding shares) required to call a special shareholders meeting; (b) which change the present requirements that shareholders can only remove directors "for cause", that shareholders cannot fill vacant directorships, and that only one-third of all directors can be elected annually; (c) which remove the board's power to adopt "poison pill" or other agreements which now restrict the number of shares a shareholder may own and which terminate the poison pill agreement adopted by the board in September 2000; and (d) which negate the board's present powers to regulate shareholder rights and return those powers to the shareholders.

I may attempt to solicit proxies from other shareholders so I can vote their shares in favor of resolutions I promote.

Item 5. Interest in the Securities of the Issuer

(a) I beneficially own 1,514,879 shares in a joint account with my wife, Dawn Fire.  This amounts to 12.3% of the outstanding shares.

(b) We have the sole power to direct the vote or disposition of these shares.

(c) See table below for transactions in the last 60 days.

(d) none

(e) N/A

Type	Transaction Date	Quantity	Symbol	Price	Amount

Buy	26-Nov-02	1,370	APLX	1.01	1,418.29

Buy	21-Nov-02	7,600	APLX	1.07	8,299.47

Buy	15-Nov-02	566	APLX	1.08	626.56

Buy	14-Nov-02	1,000	APLX	1.07	1,097.78

Buy	13-Nov-02	5,300	APLX	1.07	5,811.69

Buy	12-Nov-02	100	APLX	1.08	110.19

Buy	4-Nov-02	4,000	APLX	1.08	4,428.00

Buy	1-Nov-02	600	APLX	1.1	676.5

Buy	31-Oct-02	3,000	APLX	1.1	3,382.50

Buy	28-Oct-02	5,200	APLX	1.1	5,863.00

Buy	25-Oct-02	200	APLX	1.1	225.5

Buy	23-Oct-02	1,000	APLX	1.05	1,076.25

Buy	22-Oct-02	1,040	APLX	1.2	1,276.10

Buy	21-Oct-02	500	APLX	1.19	609.88

Buy	18-Oct-02	900	APLX	1.18	1,091.13

Buy	17-Oct-02	10,300	APLX	1.16	12,229.81

Buy	16-Oct-02	7,260	APLX	1.2	8,911.94

Buy	15-Oct-02	15,600	APLX	1.17	18,781.85

Buy	11-Oct-02	2,000	APLX	1.1	2,255.00

Buy	11-Oct-02	2,143	APLX	1.1	2,413.16

Buy	10-Oct-02	6,000	APLX	1.14	7,015.31

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7. Materials to be Filed as Exhibits

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    December 3, 2002
       ________________________________
        Bradley D. Fire